Exhibit 99.1

Oncolytics Biotech® Inc. Announces Start of Enrollment in Phase 1b Study of Multiple Myeloma Looking at REOLYSIN® in Combination with Bortezomib

CALGARY, Nov. 18, 2015 /CNW/ - Oncolytics Biotech Inc. ("Oncolytics") (TSX:ONC, OTCQX:ONCYF) today announced that enrollment has commenced in a Phase Ib study of REOLYSIN® combined with standard doses of bortezomib (Kyprolis®) and dexamethasone in patients with relapsed or refractory multiple myeloma (REO 019). Kevin Kelly, M.D., Ph.D. of the Keck School of Medicine of the University of Southern California (USC), is the principal investigator.

"We recently announced promising early results from another multiple myeloma study examining REOLYSIN® in combination with carfilzomib," said Dr. Brad Thompson, President and CEO of Oncolytics. "Our goal is to determine how REOLYSIN® performs with the standard of care options in this difficult to treat indication and then take the best combination forward into later-stage testing."

The study is a two-stage open-label Phase Ib trial of adult patients with relapsed or refractory multiple myeloma following at least one line of therapy. The study objectives include determining the maximum tolerated dose ("MTD") and the safety profile of REOLYSIN® in combination with bortezomib and dexamethasone, as well as exploring the toxicities and the pharmacodynamics of the treatment combination, and determining the preliminary response rate in patients with relapsed or refractory multiple myeloma.

Adult patients will receive REOLYSIN® on days 1, 2, 8, 9, 15 and 16 of each 28-day cycle. Patients will also receive bortezomib and dexamethasone on days 1, 8 and 15.The first stage of the study will enroll three to six patients in each of two cohorts, with each cohort at a different dose level. The second stage of the study will enroll up to 12 patients at the MTD reached in the first stage.

About Multiple Myeloma
Multiple Myeloma is a cancer of the plasma cells and the second most common hematological malignancy. The American Cancer Society estimates there will be 26,850 new cases diagnosed in the United States and 11,240 deaths from the disease in 2015.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as, the Company's expectations related to the phase 1b study in relapsed or refractory multiple myeloma, future trials in this indication, the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: NATIONAL Equicom, Nick Hurst, 800 6th Ave. SW, Suite 1600, Calgary, Alberta T2P 3G3, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@national.ca; NATIONAL Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@national.ca; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 18-NOV-15